SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 6)
ARGON ST, INC.
(Name of Subject Company)
ARGON ST, INC.
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
040149106
(CUSIP Number of Class of Securities)
Terry L. Collins
Chairman and Chief Executive Officer
12701 Fair Lakes Circle, Suite 800
Fairfax, Virginia 22033
(703) 322-0881
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Jason C. Harmon, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-4170
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 (this “Amendment No. 6”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on July 8, 2010, by Argon ST, Inc., a Delaware corporation, as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Vortex Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of The Boeing Company, a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding Shares that are not already owned by Parent and its subsidiaries at a price of $34.50 per Share, net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in Purchaser’s Offer to Purchase dated July 8, 2010 and the related Letter of Transmittal, as each may be amended or supplemented from time to time.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraph under the heading “Certain Litigation” with the following paragraph:
     “On July 2, 2010, Deidre Noelle Sullivan, alleging herself to be a stockholder of the Company, filed a purported stockholder class action complaint in the United States District Court for the Eastern District of Virginia, captioned Sullivan v. Argon ST, Inc., et al. (the “Sullivan Complaint”), in connection with the Offer and the Merger. The complaint names as defendants the Company and the members of the Board. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s shareholders in connection with the sale of the Company and that the Company aided and abetted the breach of fiduciary duty. The suit seeks equitable relief, including an injunction against the Offer and the Merger and also seeks the costs of the action, including attorneys’ fees, experts’ fees and other costs. On July 12, 2010, the plaintiff filed an amended complaint (the “Amended Complaint”). The Amended Complaint (i) adds Parent and Purchaser as defendants, (ii) adds allegations that the Schedule 14D-9 contains materially misleading statements and omits material information and (iii) alleges that Parent and Purchaser aided and abetted the alleged breach of fiduciary duty. On July 12, 2010, the plaintiff also filed a motion seeking to expedite discovery in anticipation of a forthcoming motion for a preliminary injunction to enjoin the defendants from proceeding with, consummating or otherwise giving effect to the Offer and the Merger. On July 19, 2010, the plaintiff filed a corrected amended complaint removing certain allegations from the previous pleading (the “Corrected Amended Complaint”). On July 20, 2010, the defendants filed motions to dismiss the Sullivan Complaint and oppositions to the plaintiff’s motion for expedited discovery. On July 23, 2010, the United States District Court for the Eastern District of Virginia denied the plaintiff’s motion for expedited discovery at a hearing held to consider only that motion. The foregoing summary of the Sullivan Complaint, the Amended Complaint and the Corrected Amended Complaint does not purport to be complete and is qualified in its entirety by reference to the Sullivan Complaint, which is filed as Exhibit (a)(15) to this Schedule 14D-9, the Amended Complaint, which is filed as Exhibit (a)(16) to this Schedule 14D-9 and the Corrected Amended Complaint, which is filed as Exhibit (a)(19) to this Schedule 14D-9. The Company, Parent and Purchaser believe the allegations are without merit and intend to defend vigorously the action.”
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(19)	Corrected Amended Complaint filed in the United States District Court for the Eastern District of Virginia, captioned Sullivan v. Argon ST, Inc., et al.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARGON ST, INC.

By: Name:	/s/ Terry L. Collins Terry L. Collins
Title:	Chairman and Chief Executive Officer
Dated: July 26, 2010

2